Institutional Core Plus Fund

The following revisions have been made to the fund’s investment strategy:

1) The fund intends to invest at least 65% of its net assets in a “core” portfolio of investment-grade, U.S. fixed-income securities which may include, but are not limited to, debt securities of the U.S. government and its agencies, corporate bonds, mortgages, and asset-backed securities.

2) The plus portion of the fund’s portfolio may consist of below investment-grade (junk) bonds of U.S. and other developed country companies (not to exceed 20% of net assets), below investment-grade emerging market fixed-income securities (not to exceed 10% of net assets), non dollar-denominated securities (not to exceed 20% of net assets), and convertible and preferred securities (not to exceed 10% of net assets), as well as other investments. The fund may hold non-U.S. currencies without holding any non-U.S. bonds or other securities.

The fund may continue to hold an investment in its core portfolio that is downgraded to below investment grade after purchase. If such rating downgrades cause high-yield exposure to exceed 20% of net assets or below investment-grade emerging market securities to exceed 10% of net assets, the fund will reduce exposure within a reasonable period of time.

3) The fund’s operating policy for convertible securities has been revised as follows:

Operating policy Without regard to quality, the fund may invest up to 10% of net assets in preferred stocks and convertible securities, convertible into, or which carry warrants for, common stocks or other equities. If convertible securities are exchanged into common stock, the stock will be sold within a reasonable period of time.

4) The operating policy for foreign securities has been revised as follows:

Operating policy There is no limit on fund investments in U.S. dollardenominated debt securities issued by foreign issuers, foreign branches of U.S. banks, and U.S. branches of foreign banks. The fund may also invest up to 20% of net assets (excluding reserves) in non-U.S. dollar-denominated fixed-income securities.

5) The following disclosure has been added to the fund’s prospectus:

Investments in Other T. Rowe Price Funds

The fund may invest in certain asset classes, for example high-yield, international, or emerging market bonds, by purchasing shares of other T. Rowe Price mutual funds that concentrate their investments in these areas. Such an investment could allow the fund to obtain the benefits of a more diversified portfolio than might otherwise be available by direct investment in the asset class. Any such investments will subject the fund to the risks of the particular asset class. T. Rowe Price will reduce the management fees due from the fund to ensure that the fund does not incur duplicate management fees as a result of any such investment.